June 19, 2008

Peggy Kim
Office of Mergers and Acquisitions
Securities and Exchange Commission
Washington, D.C. 20549-0303

Re: Davidson Diversified Real Estate II, Schedule TO-T filed June 12, 2008 by MacKenzie Patterson Fuller, LP and its affiliates, the Purchasers SEC File No. 005-51693

Dear Ms. Kim:

Thank you for your letter dated June 17, 2008, regarding our recent Schedule TO-T. I will respond to the questions you asked in your letter in the order in which you posed them.

1.
We did not consider including Sutter Capital Management, LLC (“SCM”) or MPF Advisers, LP (“MPFA”) as bidders in this offer because they are not participating as purchasers.  However, your comment brings up the issue of whether or not MacKenzie Patterson Fuller, LP (“MPF”) should be named as a bidder.  None of these entities is making the offer and the offer is not being made “on their behalf.” Referring to the Current Issues and Rulemaking Projects Outline, we have concluded that none of these entities should be named as bidders.  The Purchasers are not acquisition entities owned by MPF, SCM, or MPFA.  The Purchasers are not “nominal” bidders, but they in fact are the real bidders.  Looking at the factors set forth in the Outline, MPF, SCM, and MPFA are not acting together with the Purchasers, are not providing financing or obtaining financing for the Purchasers, have not formed the Purchasers for the purpose of making this Offer, and would not beneficially own the securities purchased by the Purchasers.  Furthermore, limited partners would not receive any additional information not otherwise disclosed under Instruction C by including these entities as bidders.  Each of the entity Purchasers is “an established entity with substantive operations and assets apart from those related to the offer.”  Thus, we have concluded that in future offers we will not list any of these entities as bidders, but of course will disclose appropriate information in response to Instruction C, as we do currently.

2.
We believe that the most important and relevant information to disclose is the total number of units owned by all entities under common control with the Purchasers.  Thus, we have disclosed that the Purchasers and all entities under their common control (i.e., all the entities we manage, advise, etc.) own 37.5 units.  The materiality of this disclosure is that if as a “group” we were to own a significant percentage of the outstanding units, we might have some influence over the Partnership.  However, the materiality of providing only the number of units owned by the filing persons is marginal and would result in less disclosure.  Item 1008(a) requires the disclosure of the number of units owned by the filing persons and their associates.  Thus, for example, in this offer, we would have disclosed that the filing persons owned 1.5, 14, 1.5, 13.5, and zero units, respectively, for a total of only 34.5 units.  We believe the better practice is to disclose all the units owned by all entities under common control, but Item 1008(a) only requires disclosure of units owned by the filing persons and “associates.”  None of the other entities under common control with the filing persons would be considered “associates” under Rule 12b-2.  To provide the information on each entity would be burdensome in many cases, where dozens of entities might be involved, and would only obfuscate the “control” issue that this disclosure is intended to address.

Closing paragraphs: While acknowledging the Staff’s positions, and without implying any specific issue with such position, we respectfully decline to make the statements requested. There is no requirement that we do so.  To the extent the requested statements are accurate statements of applicable law, there is no reason to obtain from bidders a recitation of such law.  To the extent the statements go beyond applicable law or reflect interpretations of law that may be open to dispute, it would not be fair or appropriate to require bidders to make statements that might prejudice their right to take a contrary position at some later time, if the occasion arose.

Please let me know if you have any questions or further comments.  As a side note, I have a new fax number, 925.235.1096.  Eventually the other fax number will not work.  Thanks.

Very Truly Yours,

Chip Patterson
Senior Vice President and General Counsel
(925) 631-9100 ext. 206
(925) 235-1096 (Fax)
chip@mpfi.com